UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                        Commission File Number: 000-18668


          MAIN STREET AND MAIN INCORPORATED 401(K) PROFIT SHARING PLAN
                            (Full title of the Plan)


                        MAIN STREET AND MAIN INCORPORATED
                         5050 N. 40TH STREET, SUITE 200
                             PHOENIX, ARIZONA 85018
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)
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MAIN STREET AND MAIN INCORPORATED
401(K) PROFIT SHARING PLAN

Financial Statements
As of December 31, 2000 and 1999
Together with Report of
Independent Public Accountants

MAIN STREET AND MAIN INCORPORATED
401(K) PROFIT SHARING PLAN

Index to Financial Statements and Supplemental Schedule
December 31, 2000 and 1999

                                                                            Page
                                                                            ----
Report of Independent Public Accountants                                      1

Financial Statements:

  Statements of Net Assets Available for Benefits
    as of December 31, 2000 and 1999                                          2

  Statement of Changes in Net Assets Available for
    Benefits for the Year Ended December 31, 2000                             3

  Notes to Financial Statements                                              4-6

Supplemental Schedule:

  Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)            7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustee of the
Main Street and Main Incorporated 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Main Street and Main Incorporated 401(k) Profit Sharing Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ Arthur Andersen LLP

Phoenix, Arizona
June 11, 2001

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MAIN STREET AND MAIN INCORPORATED
401(K) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits
As of December 31, 2000 and 1999

                                                       2000             1999
                                                     ----------       ----------
Investments                                          $5,002,024       $5,003,501
                                                     ----------       ----------
Receivables:
  Employer contribution                                  13,912            6,288
  Participant contributions                              60,311           27,120
                                                     ----------       ----------

       Total receivables                                 74,223           33,408
                                                     ----------       ----------

Net assets available for benefits                    $5,076,247       $5,036,909
                                                     ==========       ==========

The accompanying notes are an integral part of these financial statements.

MAIN STREET AND MAIN INCORPORATED
401(K) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2000

Additions:
  Additions to net assets attributed to -
    Interest and dividends                                          $   281,886
                                                                    -----------
    Contributions:
      Participant                                                       943,254
      Employer                                                          242,444
      Rollover                                                           21,083
                                                                    -----------

          Total contributions                                         1,206,781
                                                                    -----------

               Total additions                                        1,488,667
                                                                    -----------
Deductions:
  Deductions from net assets attributed to-
    Net depreciation in fair value of investments                      (619,607)
    Benefits paid to participants                                      (785,056)
    Administrative costs                                                (44,666)
                                                                    -----------

               Total deductions                                      (1,449,329)
                                                                    -----------

Net increase in net assets                                               39,338

Net assets available for benefits, beginning of year                  5,036,909
                                                                    -----------

Net assets available for benefits, end of year                      $ 5,076,247
                                                                    ===========

The accompanying notes are an integral part of this financial statement.

MAIN STREET AND MAIN INCORPORATED
401(K) PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2000 and 1999

1.   DESCRIPTION OF THE PLAN

     a.   GENERAL

     The following description of the Main Street and Main Incorporated 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan was established January 1, 1991, in the form of a savings plan in accordance with Section 401 of the Internal Revenue Code (the Code). The Plan is administered by a plan trustee and a plan administrator appointed by Main Street and Main Incorporated (the Company). Effective April 1, 1999, Merrill Lynch became trustee for the Plan and the custodian of the Plan's assets.

     b.   PARTICIPATION AND VESTING

     Effective January 1, 2000, employees of the Company age 21 or over are eligible for participation upon completion of six months employment. Participant contributions are voluntary and are subject to limitations specified in the Plan agreement and by the Code. The Company's matching contributions are 50% of the participant's contribution up to the first 4% of eligible compensation. Company contributions vest annually at a rate of 20%. Participant contributions and income earned on participants' investments are immediately vested.

     c.   DISTRIBUTIONS

     Participants may receive payment of their vested account balance in a lump sum distribution or a rollover to an Individual Retirement Account (IRA) or other qualified employer plan upon one of the following events:

          a.   Normal retirement at age 65 or older
          b.   Early retirement
          c.   Participant's death (payment to designated beneficiary)
          d.   Retirement due to permanent disability
          e.   Termination of employment
          f.   Demonstrated financial hardship

     d.   FORFEITURES

     Non-vested Company contributions for exiting Plan participants are allocated to active Plan participants based on the ratio of their compensation to others in the Plan. The 2000 forfeitures of $11,498 will be allocated to active participant accounts in 2001.

     e.   EXCESS CONTRIBUTIONS

     Benefits paid to participants include excess contributions, which were refunded to participants during 2000 because they were in excess of maximum contribution levels during 1999. There were no excess contributions during the 2000 Plan year.

     f.   ADMINISTRATIVE COSTS

     Merrill Lynch charged administrative fees of $44,666 in 2000. All costs and expenses incurred in administering the Plan shall be paid by the Plan. Loan processing fees shall be paid by the participant requesting the loan. These fees are shown on the statement of changes in net assets available for benefits.

     g.   PARTICIPANT LOANS RECEIVABLE

     Loans are limited to the lesser of (i) $50,000, reduced by other outstanding loan balances from the Plan to the participant, or (ii) one-half of the present value of the non-forfeitable accrued benefit of the participant. The participant must repay the loan within five years unless the proceeds are used to purchase a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending interest rate on the date (9.5% and 8.5% on December 31, 2000 and 1999, respectively) the loan is processed plus 1%. Principal and interest is paid ratably through payroll deductions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   BASIS OF ACCOUNTING

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     b.   INVESTMENT VALUATION

     The Plan's investments are stated at fair market value as determined by Merrill Lynch.

     c.   CONTRIBUTIONS

     Employer and employee contributions are recognized in the period in which they are incurred.

     d.   PAYMENT OF BENEFITS

     Benefits are recorded in the period in which they are paid.

     e.   USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, disclosure of contingent items at the date of the financial statements and the reported amounts of changes in net assets during the reporting periods. Actual results could differ from those estimates.

     f.   CONCENTRATION OF CREDIT RISK

     The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risk, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.   FEDERAL INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service (IRS) dated September 10, 1992, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the Code). The Plan has been amended subsequent to the receipt of this determination letter; however, management believes the Plan is currently designed and operated in accordance with the Code. Therefore, management believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

4.   INVESTMENTS

Investments that represent five percent or more of total net assets are as follows:

                                                                               Fair Market Value
                                                                           --------------------------
     Identity of Issuer                       Description                      2000          1999
     ------------------                       -----------                  -----------    -----------
     Merrill Lynch                 Retirement Reserves Money Market        $   398,027    $   254,077
     Managers International        Equity Fund                                 399,788        471,689
     Merrill Lynch                 Fundamental Growth Fund                   2,002,896      2,160,228
     Merrill Lynch                 S & P 500 Index Fund                      1,237,945      1,350,768

During the year ended December 31, 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value by $619,607 as follows:

     Mutual Funds                     $ (618,025)
     Common Stock                         (1,582)
                                      ----------
                                      $ (619,607)

5.   PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are held in funds managed by Merrill Lynch. Merrill Lynch is the investment manager as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative recordkeeping and investment management services provided by Merrill Lynch amounted to $44,666 for the year ended December 31, 2000.

SUPPLEMENTAL SCHEDULE

MAIN STREET AND MAIN INCORPORATED
401(K) PROFIT SHARING PLAN

EIN #11-2948370 PLAN #001

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

                                                                                                    Fair Market
        Identity of Issuer                               Description                                   Value
        ------------------                               -----------                                   -----
  Cash                                      Cash                                                   $     4,955
* Merrill Lynch Ready Assets Trust          Money Market                                                20,833
* Merrill Lynch Retirement Reserves         Money Market                                               398,027
* Main Street and Main, Incorporated        Common Stock                                                61,201
* Managers International                    Equity Fund                                                399,788
* Managers International GM                 Equity Fund                                                 15,759
* Merrill Lynch Fundamental Growth          Growth Fund                                              2,002,896
* Merrill Lynch S&P 500 Index               Index Fund                                               1,237,945
* Merrill Lynch Small Cap Index             Small Cap Value Fund                                        46,583
* Merrill Lynch PIMCO Small Cap Index       Small Cap Value Fund                                        26,476
* Lord Abbett Development Growth            Growth Fund                                                201,070
* AIM Asian Growth Fund                     International Fund                                              89
* Merrill Lynch Global Technology Fund      International Fund                                          66,358
* Mercury Pan Europe Grade Fund             International Fund                                             109
* Merrill Lynch Equity Income Fund          Equity Fund                                                167,488
* Merrill Lynch Corporate Bond              Bond Fund                                                  130,534
* Various Participants                      Participant loans - interest rates ranging from
                                            8.75% to 10.5% with maturities through 2006.               221,913
                                                                                                   -----------

                  Total assets (held at end of year)                                               $ 5,002,024
                                                                                                   ===========

*    Denotes a party-in-interest.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        MAIN STREET AND MAIN INCORPORATED 401(K)
                                        PROFIT SHARING PLAN


                                        By: /s/ Bart A. Brown, Jr.
                                            ------------------------------------
                                            Bart A. Brown, Jr.,
                                            Chief Executive Officer and Director

Date: June 15, 2001

                                  EXHIBIT INDEX

Exhibit
Number                Description
------                -----------
  1                   Consent of Arthur Andersen, LLP